UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: August 1, 2019

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: August 1, 2019	By:	/s/ Anne Liversedge
Anne Liversedge Secretary

TEEKAY LNG PARTNERS REPORTS
SECOND QUARTER 2019 RESULTS
Highlights

•	GAAP net income attributable to the partners and preferred unitholders of $16.4 million and GAAP net income per common unit of $0.12.

•	Adjusted net income(1) attributable to the partners and preferred unitholders of $34.4 million and adjusted net income per common unit of $0.35 (excluding items listed in Appendix A to this release).

•	Total Adjusted EBITDA(1) of $162.1 million.

•
Took delivery of the third, 50 percent-owned ARC7 LNG carrier newbuilding, which immediately commenced its 27-year charter contract servicing the Yamal LNG project, and expect the fourth vessel to deliver mid-August 2019.

•	2019 results expected to be within earnings and Adjusted EBITDA(1) guidance ranges.
Hamilton, Bermuda, August 1, 2019 - Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended June 30, 2019.
Consolidated Financial Summary

	Three Months Ended
	June 30, 2019	March 31, 2019	June 30, 2018
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	153,060	149,744	122,315
Income from vessel operations	74,677	69,361	10,505
Equity income	1,738	5,578	11,194
Net income attributable to the partners and preferred unitholders	16,435	21,617	2,734
Limited partners’ interest in net income (loss) per common unit	0.12	0.19	(0.05)
NON-GAAP FINANCIAL COMPARISON
Adjusted net income attributable to the partners and preferred unitholders(1)	34,435	33,365	13,535
Limited partners’ interest in adjusted net income per common unit	0.35	0.34	0.09
Total Adjusted EBITDA(1)	162,069	158,214	115,005
Distributable cash flow (DCF)(1)	56,330	54,214	31,116

(1) These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)
The Partnership’s Total (Proportionate Consolidated) Adjusted EBITDA guidance range for 2019 has increased by approximately $30 million, to $665-690 million, to include the non-controlling interest portion of Adjusted EBITDA relating to the Tangguh and RasGas2 joint ventures, which is consistent with the calculation method as described in this Earnings Release under Definitions of Non-GAAP Financial Measures. The 2019 Consolidated Adjusted EBITDA and Total Adjusted EBITDA guidance metrics provided by the Partnership have been normalized to exclude any Awilco deferred revenue.

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Second Quarter of 2019 Compared to Second Quarter of 2018

GAAP net income and non-GAAP adjusted net income attributable to the partners and preferred unitholders for the three months ended June 30, 2019, compared to the same quarter in the prior year, were positively impacted by: earnings from the nine liquefied natural gas (LNG) carrier newbuildings delivered into the Partnership’s consolidated fleet and equity-accounted joint ventures between May 2018 and June 2019; higher earnings from the Torben Spirit upon redeployment at a higher charter rate that commenced in December 2018; lower vessel operating expenses due to timing of expenditures; lower general and administrative expenses due primarily to lower corporate costs; and higher earnings from the Partnership's seven multi-gas carriers. These increases in earnings were partially offset by lower earnings from the Partnership's conventional tanker fleet for the three months ended June 30, 2019 due to the sales of three conventional tankers between October 2018 and January 2019.

In addition, GAAP net income attributable to the partners and preferred unitholders was positively impacted in the three months ended June 30, 2019, compared to the same quarter of the prior year, by various items, including a decrease in the write-down of vessels, partially offset by increases in unrealized losses on non-designated derivative instruments.

CEO Commentary

“Our financial results improved again this quarter compared to both the previous quarter and the same quarter last year due to recent newbuilding deliveries and higher charter rates on certain LNG carriers, partially offset by an increase in drydocks and waiting time prior to the commencement of recently secured LNG charters at higher rates,” commented Mark Kremin, Teekay Gas Group Ltd.’s President and Chief Executive Officer. “Looking ahead, we expect our financial results for the second half of this year to continue to improve now that each of these new charters have commenced, leading to higher utilization and higher revenues, coupled with fewer drydocks and the expected delivery of another three 50 percent-owned Yamal ARC7 LNG newbuildings and the start-up of the Bahrain LNG regasification terminal.”

Mr. Kremin continued, “I am also pleased to report that our smaller LPG segment generated stronger Adjusted EBITDA this quarter compared to both last quarter and the same quarter of the prior year, now that all of our wholly-owned multi-gas carriers have transitioned into the Lauritzen-Kosan Pool. We are encouraged to see that charter rates for larger LPG carriers have been strengthening recently, which may translate into higher charter rates for our mid-size LPG carriers.”

“As our fixed-rate cash flows increase as newbuild vessels deliver, the Partnership’s delevering trend, which began over a year ago, continued again this quarter and at the same time, we have been returning capital to unitholders with the recent 36 percent increase in distributions and opportunistic common unit repurchases,” commented Mr. Kremin. “We remain committed to our balanced capital allocation plan, which we believe will create value to our long-term unitholders.”

Summary of Recent Events

In June 2019, the Partnership took delivery of the third, 50 percent-owned ARC7 LNG carrier newbuilding, the Nikolay Yevgenov, which immediately commenced its 27-year charter contract servicing the Yamal LNG project.

The three-year charter contract for the Magellan Spirit, the three-year charter contract extension for the Polar Spirit and the one-year charter contracts for the Arwa Spirit and Marib Spirit, both of which are owned by the Partnership's 52 percent-owned Teekay LNG-Marubeni Joint Venture, commenced at higher charter rates between May 2019 and July 2019.

In December 2018, the Board of Teekay LNG's general partner approved a $100 million unit repurchase program. Since that time, the Partnership has repurchased a total of 1.43 million common units, or approximately 2 percent of the outstanding common units immediately prior to commencement of the program, for a total cost of $16.9 million, representing an average repurchase price of $11.86 per unit.

Operating Results

The following table highlights certain financial information for Teekay LNG’s three segments: the Liquefied Natural Gas Segment, the Liquefied Petroleum Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices D and E for further details).

	Three Months Ended
	June 30, 2019				June 30, 2018
(in thousands of U.S. Dollars)	(unaudited)				(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	141,833	8,858	2,369	153,060	105,405	6,767	10,143	122,315
Income (loss) from vessel operations	73,933	311	433	74,677	50,631	(41,186)	1,060	10,505
Equity income (loss)	3,377	(1,639)	—	1,738	12,619	(1,425)	—	11,194
NON-GAAP FINANCIAL COMPARISON
Consolidated Adjusted EBITDA(i)	111,109	2,341	602	114,052	78,299	(5,943)	2,235	74,591
Adjusted EBITDA from equity-accounted vessels(i)	40,095	7,922	—	48,017	34,179	6,235	—	40,414
Total Adjusted EBITDA(i)	151,204	10,263	602	162,069	112,478	292	2,235	115,005

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Natural Gas Segment

Income from vessel operations and Consolidated Adjusted EBITDA for the liquefied natural gas segment for the three months ended June 30, 2019, compared to the same quarter of the prior year, were positively impacted primarily by: the deliveries of five wholly-owned LNG carrier newbuildings (the Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit) between May 2018 and January 2019; and higher earnings from the Torben Spirit upon redeployment in December 2018 at a higher charter rate. These increases were partially offset by an increase in off-hire days in the second quarter of 2019 for certain of the Partnership’s LNG carriers due to repairs and a scheduled dry docking.

Equity income and Adjusted EBITDA from equity-accounted vessels for the liquefied natural gas segment for the three months ended June 30, 2019, compared to the same quarter of the prior year, were positively impacted primarily by: the deliveries of two LNG carrier newbuildings between July 2018 and January 2019 to the Partnership's 20 percent-owned joint venture with China LNG Shipping (Holdings) Limited, CETS Investment Management (HK) Co. Limited and BW LNG Investments Pte. Ltd. (the Pan Union Joint Venture), and the deliveries of two ARC7 LNG carrier newbuildings between September 2018 and June 2019 to the Partnership’s 50 percent-owned Joint Venture with China LNG Shipping (Holdings) Limited (the Yamal LNG Joint Venture); partially offset by the commencement of the Partnership's 21-year time-charter contract for the Bahrain Spirit in September 2018 in the Partnership's 30 percent-owned joint venture with the Natural Oil and Gas Authority, Gulf Investment Corporation G.S.C. and Samsung C&T (the Bahrain LNG Joint Venture) ahead of the commencement of operations of the LNG regasification terminal in Bahrain; and scheduled dry dockings and planned maintenance on certain vessels in the Partnership's 52 percent-owned joint venture with Marubeni Corporation (the Teekay LNG-Marubeni Joint Venture). In addition, GAAP equity income was negatively impacted by unrealized losses on non-designated derivative instruments in the Partnership's equity-accounted joint ventures in the second quarter of 2019 compared to gains on designated and non-designated derivative instruments in the second quarter of 2018.

Liquefied Petroleum Gas Segment

Income (loss) from vessel operations and Consolidated Adjusted EBITDA for the liquefied petroleum gas segment for the three months ended June 30, 2019, compared to the same quarter of the prior year, were positively impacted by: higher earnings from the Partnership's seven multi-gas carriers, which earned higher spot revenues during the second quarter of 2019; and lower vessel operating expenses due to timing of expenditures. In addition, income (loss) from vessel operations for the three months ended June 30, 2018, included a $33 million impairment charge relating to four multi-gas carriers.

Equity income and Adjusted EBITDA from equity-accounted vessels for the liquefied petroleum gas segment for the three months ended June 30, 2019, compared to the same quarter of the prior year, were positively impacted by fewer off-hire days for scheduled dry dockings and repairs in the Partnership’s 50/50 joint venture with Exmar NV (the Exmar LPG Joint Venture). In addition, GAAP equity income was negatively impacted by unrealized losses on non-designated derivative instruments in the Exmar LPG Joint Venture for the three months ended June 30, 2019, compared to unrealized gains in the same quarter of the prior year.

Conventional Tanker Segment

Income from vessel operations and Consolidated Adjusted EBITDA for the conventional tanker segment for the three months ended June 30, 2019, compared to the same quarter of the prior year, were negatively impacted by the sales of the European Spirit, African Spirit and Toledo Spirit between October 2018 and January 2019.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of July 31, 2019. The Partnership also owns a 30 percent interest in a regasification terminal in Bahrain which is under construction and is expected to commence operations in the second half of 2019.

	Number of Vessels
	Owned and In-Chartered Vessels(i)	Newbuildings	Total
LNG Carrier Fleet	46(ii)	3(iii)	49
LPG/Multi-gas Carrier Fleet	29(iv)	—	29
Conventional Tanker Fleet	1(V)	—	1
Total	76	3	79

(i)	Includes vessels leased by the Partnership from third parties and accounted for as finance leases.

(ii)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.

(iii)	The Partnership’s ownership interest in these newbuildings is 50 percent.

(iv)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.

(v)	The Partnership is currently marketing its Handymax product tanker for sale and it has been recorded as "Vessel Held For Sale" in the Partnership's Consolidated Balance Sheets.

Liquidity
As of June 30, 2019, the Partnership had total liquidity of $337.4 million (comprised of $124.9 million in cash and cash equivalents and $212.5 million in undrawn credit facilities).

Conference Call
The Partnership plans to host a conference call on Thursday, August 1, 2019 at 11:00 a.m. (ET) to discuss the results for the second quarter of 2019. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (877) 260-1479 or (647) 490-5367, if outside North America, and quoting conference ID code 5554354.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Second Quarter 2019 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay LNG Partners L.P.
Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fee-based charter contracts through its interests in 49 LNG carriers (including three newbuildings), 22 mid-size LPG carriers, seven multi-gas carriers and one conventional tanker. The Partnership's ownership interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in a regasification terminal, which is currently under construction. Teekay LNG Partners is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the SEC. These non-GAAP financial measures which include Adjusted Net Income Attributable to the Partners and Preferred Unitholders, Distributable Cash Flow and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.

In 2018 and prior periods, the Partnership reported Cash Flow from Vessel Operations (CFVO), as a non-GAAP measure. In the first quarter of 2019, the Partnership made certain changes to its non-GAAP financial measures to more closely align with internal management reporting, annual reporting with the SEC under Form 20-F and metrics used by certain investors. CFVO from Consolidated Vessels and Total CFVO were replaced with Consolidated Adjusted EBITDA and Total Adjusted EBITDA, respectively, for current and comparative periods.

Non-GAAP Financial Measures

Adjusted EBITDA represents net income (loss) before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on sale of vessels and equity-accounted investments, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, amortization of in-process contracts, adjustments for direct financing leases to a cash basis, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Partnership's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income and equity income, respectively, which are the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income Attributable to the Partners and Preferred Unitholders excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, and refer to footnote (4) of the Consolidated Statements of Income (Loss) for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow (DCF) represents GAAP net income adjusted for write-down of vessels, depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, distributions relating to equity financing of newbuilding installments, distributions relating to preferred units, adjustments for direct financing leases to a cash basis, unrealized foreign currency exchange gains or losses and the Partnership’s proportionate share of such items in its equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of Income (Loss)
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended			Six Month Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	153,060	149,744	122,315	302,804	237,621

Voyage expenses	(6,023)	(5,775)	(7,951)	(11,798)	(13,752)
Vessel operating expenses(1)	(27,457)	(26,101)	(33,219)	(53,558)	(61,186)
Time-charter hire expense	(3,080)	(5,591)	—	(8,671)	—
Depreciation and amortization	(35,338)	(34,126)	(29,794)	(69,464)	(59,061)
General and administrative expenses(1)	(5,667)	(6,632)	(7,846)	(12,299)	(14,917)
Write-down of vessels(2)	—	—	(33,000)	—	(51,662)
Restructuring charges(3)	(818)	(2,158)	—	(2,976)	(1,396)
Income from vessel operations	74,677	69,361	10,505	144,038	35,647

Equity income(4)	1,738	5,578	11,194	7,316	37,918
Interest expense	(41,018)	(42,217)	(28,171)	(83,235)	(52,877)
Interest income	960	1,078	902	2,038	1,816
Realized and unrealized (loss) gain on non-designated derivative instruments(5)	(7,826)	(6,617)	4,302	(14,443)	12,303
Foreign currency exchange (loss) gain(6)	(7,243)	(731)	8,443	(7,974)	7,170
Other income (expense)(7)	236	251	350	487	(52,232)
Net income (loss) before tax expense	21,524	26,703	7,525	48,227	(10,255)
Income tax expense	(2,472)	(2,578)	(843)	(5,050)	(1,622)
Net income (loss)	19,052	24,125	6,682	43,177	(11,877)

Non-controlling interest in net income (loss)	2,617	2,508	3,948	5,125	(7,717)
Preferred unitholders' interest in net income (loss)	6,425	6,425	6,426	12,850	12,851
General partner's interest in net income (loss)	200	304	(68)	504	(340)
Limited partners’ interest in net income (loss)	9,810	14,888	(3,624)	24,698	(16,671)
Limited partners' interest in net income (loss) per common unit:
• Basic	0.12	0.19	(0.05)	0.31	(0.21)
• Diluted	0.12	0.19	(0.05)	0.31	(0.21)
Weighted-average number of common units outstanding:
• Basic	78,603,636	78,598,678	79,687,499	78,600,342	79,667,384
• Diluted	78,685,537	78,680,661	79,687,499	78,682,263	79,667,384
Total number of common units outstanding at end of period	78,441,316	78,626,403	79,687,499	78,441,316	79,687,499

(1)
The comparative figures for vessel operating expenses and general and administrative expenses for the three and six months ended June 30, 2018 have been reclassified to conform to the presentation adopted in the current period relating to the classification of certain related party transactions. The reclassification had the effect of decreasing vessel operating expenses and increasing general and administrative expenses by $0.8 million and $1.3 million, respectively, for the three and six months ended June 30, 2018. There is no impact on income from vessel operations or net income (loss) as a result of this reclassification.

(2)
In June 2018, the Partnership wrote-down four of its wholly-owned multi-gas carriers (the Napa Spirit, Pan Spirit, Camilla Spirit and Cathinka Spirit) and recorded an impairment charge of $33.0 million for the three and six months ended June 30, 2018 in the Partnership's Consolidated Statements of Income (Loss). In addition, for the six months ended June 30, 2018, the Partnership recorded an aggregate write-down of $5.7 million on the African Spirit and European Spirit conventional tankers and recorded a write-down of $13.0 million relating to the Alexander Spirit conventional tanker.

(3)
In January 2019 and February 2018, the Toledo Spirit and Teide Spirit, respectively, were sold and as a result of these sales, the Partnership recorded restructuring charges of $0.8 million for the three months ended June 30, 2019, $2.2 million for the three months ended March 31, 2019, and $3.0 million and $1.4 million for the six months ended June 30, 2019 and 2018, respectively, relating to seafarer severance costs.

(4)
The Partnership’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to better evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Six Month Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2019	2018	2019	2018
Equity income	1,738	5,578	11,194	7,316	37,918
Proportionate share of unrealized loss (gain) on non-designated interest rate swaps	5,102	4,360	(2,977)	9,462	(11,198)
Proportionate share of ineffective portion of hedge-accounted interest rate swaps	—	—	(1,809)	—	(5,068)
Gain on sale of equity-accounted investment	—	—	—	—	(5,563)
Proportionate share of other items	1,124	345	(128)	1,469	257
Equity income adjusted for items in Appendix A	7,964	10,283	6,280	18,247	16,346

(5)
The realized (losses) gains on non-designated derivative instruments relate to the amounts the Partnership actually paid or received to settle non-designated derivative instruments and the unrealized (losses) gains on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended			Six Month Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2019	2018	2019	2018
Realized (losses) gains relating to:
Interest rate swap agreements	(2,392)	(2,385)	(4,310)	(4,777)	(8,788)
Toledo Spirit time-charter derivative contract	—	—	150	—	459
	(2,392)	(2,385)	(4,160)	(4,777)	(8,329)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(5,333)	(4,192)	7,522	(9,525)	19,420
Foreign currency forward contracts	(101)	—	—	(101)	—
Interest rate swaption agreements	—	—	—	—	2
Toledo Spirit time-charter derivative contract	—	(40)	940	(40)	1,210
	(5,434)	(4,232)	8,462	(9,666)	20,632
Total realized and unrealized (losses) gains on non-designated derivative instruments	(7,826)	(6,617)	4,302	(14,443)	12,303

(6)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income (Loss).

Foreign currency exchange (loss) gain includes realized losses relating to the amounts the Partnership paid to settle the Partnership’s non-designated cross currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds. Foreign currency exchange (loss) gain also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments and unrealized (losses) gains on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Six Month Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2019	2018	2019	2018
Realized losses on cross-currency swaps	(1,087)	(1,434)	(1,798)	(2,521)	(3,182)
Unrealized (losses) gains on cross currency swaps	(139)	(1,920)	(16,566)	(2,059)	5,768
Unrealized (losses) gains on revaluation of NOK bonds	(3,901)	(579)	14,852	(4,480)	(2,635)

(7) Following the termination of the capital lease arrangements for the three LNG carriers in Teekay Nakilat Corporation (the Teekay Nakilat Joint Venture), the lessor made a determination in 2018 that additional rentals were due under the leases following a challenge by the UK taxing authority. As a result, during the six months ended June 30, 2018, the Teekay Nakilat Joint Venture recognized an additional liability of $53.0 million which was included as part of other income (expense) in the Consolidated Statements of Income (Loss), and subsequently settled this liability by releasing a $7.0 million cash deposit it had made with the lessor and making a $56.0 million cash payment for the balance, which was based on the GBP/USD foreign currency exchange rates at the time the payments were made.

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at June 30,	As at March 31,	As at December 31,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	124,880	122,589	149,014
Restricted cash – current	48,869	45,329	38,329
Accounts receivable	25,439	23,962	20,795
Prepaid expenses	8,087	10,937	8,076
Vessel held for sale	12,300	—	—
Current portion of derivative assets	—	433	835
Current portion of net investments in direct financing leases	13,082	12,939	12,635
Current portion of advances to equity-accounted joint ventures	79,108	79,363	79,108
Advances to affiliates	22,831	10,146	8,229
Other current assets	238	1,812	2,306
Total current assets	334,834	307,510	319,327

Restricted cash – long-term	31,439	32,686	35,521

Vessels and equipment
At cost, less accumulated depreciation	1,616,029	1,645,351	1,657,338
Operating lease right-of-use asset	40,666	19,602	—
Vessels related to finance leases, at cost, less accumulated depreciation	1,704,908	1,758,028	1,585,243
Advances on newbuilding contracts	—	—	86,942
Total vessels and equipment	3,361,603	3,422,981	3,329,523
Investments in and advances to equity-accounted joint ventures	994,880	1,017,088	1,037,025
Net investments in direct financing leases	551,603	558,857	562,528
Derivative assets	—	362	2,362
Other assets	12,204	11,508	11,432
Intangible assets – net	47,794	50,008	52,222
Goodwill	34,841	34,841	34,841
Total assets	5,369,198	5,435,841	5,384,781

LIABILITIES AND EQUITY
Current
Accounts payable	1,169	6,542	3,830
Accrued liabilities	72,241	73,730	74,753
Unearned revenue	24,573	24,102	30,108
Current portion of long-term debt	402,513	136,272	135,901
Current obligations related to finance leases	65,525	65,090	81,219
Current portion of operating lease liabilities	13,098	12,863	—
Current portion of derivative liabilities	27,805	12,060	11,604
Advances from affiliates	15,655	14,475	14,731
Total current liabilities	622,579	345,134	352,146
Long-term debt	1,465,155	1,770,812	1,833,875
Long-term obligations related to finance leases	1,334,271	1,350,897	1,217,337
Long-term operating lease liabilities	27,568	6,739	—
Other long-term liabilities	46,171	45,966	43,788
Derivative liabilities	54,767	61,164	55,038
Total liabilities	3,550,511	3,580,712	3,502,184
Equity
Limited partners – common units	1,485,516	1,493,278	1,496,107
Limited partners – preferred units	285,159	285,159	285,159
General partner	49,056	49,215	49,271
Accumulated other comprehensive (loss) income	(53,232)	(23,504)	2,717
Partners' equity	1,766,499	1,804,148	1,833,254
Non-controlling interest	52,188	50,981	49,343
Total equity	1,818,687	1,855,129	1,882,597
Total liabilities and total equity	5,369,198	5,435,841	5,384,781

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Six Month Ended
	June 30,	June 30,
	2019	2018
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	43,177	(11,877)
Non-cash items:
Unrealized loss (gain) on non-designated derivative instruments	9,666	(20,632)
Depreciation and amortization	69,464	59,061
Write-down of vessels	—	51,662
Unrealized foreign currency exchange loss (gain)	4,727	(11,703)
Equity income, net of dividends received of $7,008 (2018 – $11,583)	9,958	(26,335)
Other non-cash items	8,998	(8,464)
Change in non-cash operating assets and liabilities	(28,827)	56,299
Receipts from direct financing leases	6,050	—
Expenditures for dry docking	(6,335)	(4,423)
Net operating cash flow	116,878	83,588
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	126,263	248,392
Scheduled repayments of long-term debt	(66,310)	(105,099)
Prepayments of long-term debt	(168,787)	(205,765)
Financing issuance costs	(989)	(4,971)
Proceeds from financing related to sales and leaseback of vessels	158,680	243,812
Scheduled repayments of obligations related to finance leases	(33,855)	(25,316)
Repurchase of common units	(12,056)	—
Cash distributions paid	(39,315)	(34,727)
Dividends paid to non-controlling interest	(55)	(157)
Net financing cash flow	(36,424)	116,169
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(82,575)	(311,308)
Capital contributions and advances to equity-accounted joint ventures	(15,555)	(27,071)
Proceeds from sale of equity-accounted joint venture	—	54,438
Receipts from direct financing leases	—	5,242
Net investing cash flow	(98,130)	(278,699)

Decrease in cash, cash equivalents and restricted cash	(17,676)	(78,942)
Cash, cash equivalents and restricted cash, beginning of the period	222,864	339,435
Cash, cash equivalents and restricted cash, end of the period	205,188	260,493

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30,
	2019	2018
	(unaudited)	(unaudited)
Net income – GAAP basis	19,052	6,682
Less: Net income attributable to non-controlling interests	(2,617)	(3,948)
Net income attributable to the partners and preferred unitholders	16,435	2,734
Add (subtract) specific items affecting net income:
Write-down of vessels(1)	—	33,000
Restructuring charges(2)	818	—
Unrealized foreign currency exchange losses (gains)(3)	6,068	(11,091)
Unrealized losses (gains) on non-designated and designated derivative instruments and other items from equity-accounted investees(4)	6,226	(4,914)
Unrealized losses (gains) on non-designated derivative instruments(5)	5,434	(8,462)
Other items	—	1,054
Non-controlling interests’ share of items above(6)	(546)	1,214
Total adjustments	18,000	10,801
Adjusted net income attributable to the partners and preferred unitholders	34,435	13,535

Preferred unitholders' interest in adjusted net income	6,425	6,426
General partner's interest in adjusted net income	560	142
Limited partners’ interest in adjusted net income	27,450	6,967
Limited partners’ interest in adjusted net income per common unit, basic	0.35	0.09
Weighted-average number of common units outstanding, basic	78,603,636	79,687,499

(1)	See Note 2 to the Consolidated Statements of Income (Loss) included in this release for further details.

(2)	See Note 3 to the Consolidated Statements of Income (Loss) included in this release for further details.

(3)
Unrealized foreign currency exchange losses (gains) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized losses (gains) on the cross currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross currency swaps for the NOK bonds. See Note 6 to the Consolidated Statements of Income (Loss) included in this release for further details.

(4)
Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. In addition, for the three months ended June 30, 2018, it includes any ineffectiveness for derivative instruments designated as hedges for accounting purposes. See Note 4 to the Consolidated Statements of Income (Loss) included in this release for further details.

(5)
Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See Note 5 to the Consolidated Statements of Income (Loss) included in this release for further details.

(6)
Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net income listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended
	June 30,
	2019	2018
	(unaudited)	(unaudited)

Net income:	19,052	6,682
Add:
Depreciation and amortization	35,338	29,794
Partnership’s share of equity-accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	16,056	14,939
Unrealized foreign currency exchange losses (gains)	6,068	(11,091)
Unrealized losses (gains) on non-designated derivative instruments	5,434	(8,462)
Direct finance lease payments received in excess of revenue recognized and other adjustments	4,037	2,897
Distributions relating to equity financing of newbuildings	1,099	2,289
Write-down of vessels	—	33,000
Deferred income tax and other non-cash items	116	21
Less:
Equity income	(1,738)	(11,194)
Distributions relating to preferred units	(6,425)	(6,426)
Estimated maintenance capital expenditures	(17,397)	(16,345)
Distributable Cash Flow before non-controlling interest	61,640	36,104
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,310)	(4,988)
Distributable Cash Flow	56,330	31,116
Amount of cash distributions attributable to the General Partner	(304)	(228)
Limited partners' Distributable Cash Flow	56,026	30,888
Weighted-average number of common units outstanding, basic	78,603,636	79,687,499
Distributable Cash Flow per limited partner common unit	0.71	0.39

(1)
The estimated maintenance capital expenditures relating to the Partnership’s share of equity-accounted joint ventures were $10.8 million and $8.3 million for the three months ended June 30, 2019 and 2018, respectively.

Teekay LNG Partners L.P.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30,
	2019	2018
	(unaudited)	(unaudited)
Net income	19,052	6,682
Depreciation and amortization	35,338	29,794
Interest expense, net of interest income	40,058	27,269
Income tax expense	2,472	843
EBITDA	96,920	64,588

Add (subtract) specific income statement items affecting EBITDA:
Foreign currency exchange loss (gain)	7,243	(8,443)
Other income – net	(236)	(350)
Equity income	(1,738)	(11,194)
Realized and unrealized loss (gain) on derivative instruments	7,826	(4,302)
Write-down of vessels	—	33,000
Direct finance lease payments received in excess of revenue recognized and other adjustments	4,037	2,897
Amortization of in-process contracts included in voyage revenues	—	(1,755)
Realized gain on Toledo Spirit derivative contract	—	150
Consolidated adjusted EBITDA	114,052	74,591
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	48,017	40,414
Total Adjusted EBITDA	162,069	115,005

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Consolidated Adjusted EBITDA by Segment
(in thousands of U.S. Dollars)

	Three Months Ended June 30, 2019
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	141,833	8,858	2,369	153,060
Voyage (expenses) recoveries	(3,484)	(2,542)	3	(6,023)
Vessel operating expenses	(23,146)	(3,630)	(681)	(27,457)
Time-charter hire expense	(3,080)	—	—	(3,080)
Depreciation and amortization	(33,139)	(2,030)	(169)	(35,338)
General and administrative expenses	(5,051)	(345)	(271)	(5,667)
Restructuring charges	—	—	(818)	(818)
Income from vessel operations	73,933	311	433	74,677
Depreciation and amortization	33,139	2,030	169	35,338
Direct finance lease payments received in excess of revenue recognized and other adjustments	4,037	—	—	4,037
Consolidated Adjusted EBITDA	111,109	2,341	602	114,052

	Three Months Ended June 30, 2018
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	105,405	6,767	10,143	122,315
Voyage expenses	(496)	(3,949)	(3,506)	(7,951)
Vessel operating expenses	(22,021)	(7,651)	(3,547)	(33,219)
Depreciation and amortization	(26,418)	(2,243)	(1,133)	(29,794)
General and administrative expenses	(5,839)	(1,110)	(897)	(7,846)
Write-down of vessels	—	(33,000)	—	(33,000)
Income (loss) from vessel operations	50,631	(41,186)	1,060	10,505
Depreciation and amortization	26,418	2,243	1,133	29,794
Write-down of vessels	—	33,000	—	33,000
Amortization of in-process contracts included in voyage revenues	(1,647)	—	(108)	(1,755)
Direct finance lease payments received in excess of revenue recognized and other adjustments	2,897	—	—	2,897
Realized gain on Toledo Spirit derivative contract	—	—	150	150
Consolidated Adjusted EBITDA	78,299	(5,943)	2,235	74,591

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30, 2019		June 30, 2018
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	172,632	73,391	137,291	59,845
Voyage expenses	(4,502)	(2,196)	(2,469)	(1,254)
Vessel operating expenses, time-charter hire expenses and general and administrative expenses	(63,879)	(27,992)	(48,496)	(21,738)
Depreciation and amortization	(28,551)	(13,741)	(25,368)	(12,652)
Income from vessel operations of equity-accounted vessels	75,700	29,462	60,958	24,201
Net interest expense	(52,929)	(21,254)	(38,170)	(16,276)
Income tax expense	(670)	(246)	(46)	(24)
Other items including realized and unrealized (loss) gain on derivative instruments	(18,764)	(6,224)	8,495	3,293
Net income / equity income of equity-accounted vessels	3,337	1,738	31,237	11,194
Net income / equity income of equity-accounted LNG vessels	6,455	3,377	33,931	12,619
Net loss / equity loss of equity-accounted LPG vessels	(3,118)	(1,639)	(2,694)	(1,425)

Net income / equity income of equity-accounted vessels	3,337	1,738	31,237	11,194
Depreciation and amortization	28,551	13,741	25,368	12,652
Net interest expense	52,929	21,254	38,170	16,276
Income tax expense	670	246	46	24
EBITDA from equity-accounted vessels	85,487	36,979	94,821	40,146

Add (subtract) specific income statement items affecting EBITDA:
Other items including realized and unrealized loss (gain) on derivative instruments	18,764	6,224	(8,495)	(3,293)
Direct finance lease payments received in excess of revenue recognized	16,131	5,759	12,574	4,523
Amortization of in-process contracts	(1,736)	(945)	(1,822)	(962)
Adjusted EBITDA from equity-accounted vessels	118,646	48,017	97,078	40,414
Adjusted EBITDA from equity-accounted LNG vessels	102,799	40,095	84,607	34,179
Adjusted EBITDA from equity-accounted LPG vessels	15,847	7,922	12,471	6,235

(1)
The Partnership's equity-accounted vessels for the three months ended June 30, 2019 and 2018 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 49 percent ownership interest in the Partnership’s joint venture with Exmar NV (the Excalibur Joint Venture), which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 22 LPG carriers as at June 30, 2019, compared to 22 owned and in-chartered LPG carriers, including one LPG carrier newbuilding, as at June 30, 2018; the Partnership’s ownership interest ranging from 20 to 30 percent in four LNG carriers as at June 30, 2019 for Shell, compared to two LNG carriers and two LNG carrier newbuildings as at June 30, 2018; the Partnership’s 50 percent ownership interest in three ARC7 LNG carriers and three ARC7 LNG carrier newbuildings in the Yamal LNG Joint Venture as at June 30, 2019, compared to one ARC7 LNG carrier and five ARC7 LNG carrier newbuildings as at June 30, 2018; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal under construction in Bahrain.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at June 30, 2019		As at December 31, 2018
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	408,564	165,669	388,820	164,247
Current portion of derivative assets	860	430	4,840	2,225
Other current assets	67,171	30,491	86,424	31,129
Vessels and equipment, including vessels related to finance leases and operating lease right-of-use assets	2,331,799	1,145,557	2,327,971	1,141,364
Advances on newbuilding contracts	1,194,337	449,792	1,321,284	494,486
Net investments in sales-type and direct financing leases, current and non-current	3,625,687	1,365,655	3,089,375	1,163,980
Derivative assets	327	164	10,660	3,977
Other non-current assets	49,019	39,427	50,625	37,690
Total assets	7,677,764	3,197,185	7,279,999	3,039,098

Current portion of long-term debt and obligations related to finance leases and operating leases	274,034	120,346	284,150	125,984
Current portion of derivative liabilities	26,085	10,081	12,695	4,420
Other current liabilities	144,767	63,972	127,266	53,874
Long-term debt and obligations related to finance leases and operating leases	4,592,339	1,828,466	4,202,745	1,680,986
Shareholders' loans, current and non-current	367,884	131,374	367,475	131,386
Derivative liabilities	166,103	66,893	61,814	23,149
Other long-term liabilities	66,375	33,439	67,793	34,552
Equity	2,040,177	942,614	2,156,061	984,747
Total liabilities and equity	7,677,764	3,197,185	7,279,999	3,039,098

Investments in equity-accounted joint ventures		942,614		984,747
Advances to equity-accounted joint ventures		131,374		131,386
Investments in and advances to equity-accounted joint ventures, current and non-current portions		1,073,988		1,116,133

(1)
The Partnership's equity-accounted vessels as at June 30, 2019 and December 31, 2018 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 49 percent ownership interests in the Excalibur Joint Venture, which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the Teekay LNG-Marubeni Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 22 LPG carriers; the Partnership’s ownership interest ranging from 20 percent to 30 percent in four LNG carriers as at June 30, 2019 for Shell, compared to three LNG carriers and one LNG carrier newbuilding as at December 31, 2018; the Partnership’s 50 percent ownership interest in three ARC7 LNG carriers and three ARC7 LNG carrier newbuildings in the Yamal LNG Joint Venture as at June 30, 2019, compared to two ARC7 LNG carriers and four ARC7 LNG carrier newbuildings as at December 31, 2018; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal under construction in Bahrain.

Forward-Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the timing of newbuilding vessel deliveries and completion of the Bahrain regasification facility; the effects of future newbuilding deliveries and the completion of the Bahrain facility on the Partnership's Total Adjusted EBITDA, earnings and financial leverage; expectations regarding the Partnership's 2019 financial results; anticipated higher utilization and revenues, and fewer drydocks; the possibility of higher charter rates for mid-size LPG vessels; expected delevering and opportunistic common unit repurchases; the strength of the LNG and LPG carrier market; the Partnership’s capital allocation plan and its ability to create equity value; and Teekay LNG’s ability to benefit from future LNG and LPG market fundamentals. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard and project construction delays, newbuilding specification changes or cost overruns; deliveries of vessels under charter contracts and the commencement thereof; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Partnership's fleet; higher than expected costs and expenses; general market conditions and trends, including spot, multi-month and multi-year charter rates; inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the Partnership’s or the Partnership’s joint ventures’ ability to secure or draw on financings for its vessels; potential lack of cash flow to reduce balance sheet leverage or of excess capital available to allocate; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2018. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.